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                                                                       EXHIBIT 6

FOR IMMEDIATE RELEASE


SANTA FE PACIFIC FILES AMENDED SCHEDULE 14D-9

Schaumburg, Illinois, December 13, 1994 -- Santa Fe Pacific Corporation today filed an amendment to its Schedule 14D-9. The amended filing discloses that representatives of Santa Fe and representatives of Burlington Northern have commenced discussions concerning possible revisions to the proposed transaction between Santa Fe and Burlington Northern. Those discussions are in the preliminary stages and there can be no assurance that any revisions will be made. The full text of the amendment to the Schedule 14D-9 follows.